Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

October 4, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Nicholas Lamparski
Mara Ransom

Re:	Enphys Acquisition Corp.
Registration Statement on Form S-1, as amended
Registration File No. 333-257932

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Enphys Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on October 5, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Brown Rudnick LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we distributed approximately 300 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others on September 3, 2021.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director

[Signature Page to Underwriter’s Acceleration Request]